Exhibit (a)(1)(viii)

To CC Media Officers and Employees Eligible for the Stock Option Exchange Program:

There are just 14 days left for you to make your election to participate in the CC Media Stock Option Exchange Program with respect to certain outstanding non-qualified stock options under the 2008 Clear Channel Executive Incentive Plan. The Offer is scheduled to end at 5:00 p.m., EST, on March 21, 2011. To participate in the Exchange Program, you must submit your Election Form by that deadline. If CC Media Holdings, Inc. does not receive your signed Election Form prior to 5:00 p.m., EST, on March 21, 2011, you will be deemed to have elected not to participate in the Offer.

You should have received a set of materials explaining the Exchange Program and how to elect to exchange your Eligible Options, as well as personalized information about your Eligible Options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your Eligible Options, please be sure you submit your Election Form to CC Media Holdings, Inc. by (1) mail to: CC Media Holdings, Inc., 20880 Stone Oak Parkway, San Antonio, Texas 78258, Attn: Judy K. Mesecher, Director of Retirement Benefits, (2) fax to: (210) 253-4641, or (3) scanning the form and e-mailing it to stockplans@clearchannel.com. DO NOT send Election Forms via inter-office mail. Election Forms must be received before 5:00 p.m., EST, on March 21, 2011.

If you have questions about the Exchange Program, you may send an e-mail to: stockplans@clearchannel.com or call Penn King, Vice President, Total Rewards, at (210) 832-3488. There will be the capacity to leave a voice message on this extension.

The Exchange Program materials contain important information for eligible persons, including an Offer to Exchange that should be read carefully prior to making a decision whether to participate in the Exchange Program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at http://www.sec.gov.

You may also obtain, free of charge, a written copy of the Offer to Exchange and other materials by sending an e-mail to stockplans@clearchannel.com or calling Penn King, Vice President, Total Rewards, at (210) 832-3488.

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